Exhibit 99.3

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Transition Therapeutics Inc. have been prepared by management and have been approved by the Board of Directors. Management is responsible for the information and representation contained in these consolidated financial statements.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include some amounts that are based on best estimates and judgments.

Management, to meet its responsibility for integrity and objectivity of the data in the consolidated financial statements, has developed and maintains a system of internal accounting controls. Management believes that this system of internal accounting controls provides reasonable assurance that the financial records are reliable and form a proper basis for preparation of the consolidated financial statements, and that the assets are properly accounted for and safeguarded.

The Audit Committee reviews the consolidated financial statements, adequacy of internal controls, audit process and financial reporting with management. The Audit Committee, which consists of four directors not involved in the daily operations of the Company, reports to the Board of Directors prior to their approval of the audited consolidated financial statements for publication.

The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements have been examined by the shareholders’ independent auditors, PricewaterhouseCoopers LLP Chartered Professional Accountants, and their report is provided herein.

Tony Cruz	Nicole Rusaw
Chief Executive Officer	Chief Financial Officer

September 11, 2015

Independent Auditor’s Report

To the Shareholders of

Transition Therapeutics Inc.

We have completed integrated audits of Transition Therapeutics Inc. and its subsidiaries’ June 30, 2015 and June 30, 2014 consolidated financial statements and their internal control over financial reporting as at June 30, 2015. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Transition Therapeutics Inc. and its subsidiaries, which comprise the consolidated balance sheets as at June 30, 2015 and June 30, 2014 and the consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

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Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Transition Therapeutics Inc. and its subsidiaries as at June 30, 2015 and June 30, 2014 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Transition Therapeutics Inc. and its subsidiaries’ internal control over financial reporting as at June 30, 2015, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting appearing in Management’s Discussion and Analysis for the year ended June 30, 2015 in the section entitled “Internal Controls Over Financial Reporting”.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Transition Therapeutics Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at June 30, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

September 14, 2015

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Audited Consolidated Financial Statements

Transition Therapeutics Inc.

For the years ended June 30, 2015 and 2014

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Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS

In Canadian Dollars	Note	June 30, 2015	June 30, 2014

Assets
Current assets
Cash		40,510,758	57,212,004
Short term investments	5	-	3,059,562
Other receivables		265,189	220,514
Income tax and investment tax credits receivable		399,668	212,393
Prepaid expenses and deposits		259,143	36,656
		41,434,758	60,741,129

Non-current assets
Property and equipment		191,944	158,926
Intangible assets	6	8,022,383	8,007,181
Total assets		49,649,085	68,907,236

Liabilities
Current liabilities
Trade and other payables	7	8,549,895	5,963,258
Contingent consideration payable	8	858,257	-
		9,408,152	5,963,258
Non-current liabilities
Contingent consideration payable	8	3,503,344	3,838,286
Leasehold inducement		-	11,432
Total liabilities		12,911,496	9,812,976

Equity attributable to owners of the Company
Share capital	10	233,633,493	207,374,493
Warrants	10	5,176,397	5,176,397
Contributed surplus		14,771,907	14,768,221
Share-based payment reserve	10	5,892,305	2,866,292
Accumulated other comprehensive income		(281,814)	24,028
Deficit		(222,454,699)	(171,115,171)
Total equity		36,737,589	59,094,260

Total liabilities and equity		49,649,085	68,907,236

Contingencies and commitments	15

The notes are an integral part of these consolidated financial statements

On behalf of the Board:

Tony Cruz	Christopher Henley
Director	Director

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Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ended June 30, 2015 and 2014

In Canadian Dollars	Note	2015	2014

Expenses
Research and development	13	49,209,703	17,367,385
Selling, general and administrative expenses	13	5,514,272	4,726,574
Change in fair value of contingent consideration payable	8	65,787	(2,911,218)
Settlement of pre-existing relationship	8	-	3,096,186

Operating loss		(54,789,762)	(22,278,927)
Interest income		196,073	220,119
Foreign exchange gain Loss on disposal of property and equipment		3,331,026 (76,865)	284,523 (7,970)
Net loss for the year		(51,339,528)	(21,782,255)
Other comprehensive income (loss) for the year
Items that may be subsequently reclassified to net income:
Cumulative translation adjustment		(305,842)	24,028

Comprehensive loss for the year		(51,645,370)	(21,758,227)
Basic and diluted net loss per common share	14	(1.41)	(0.72)

The notes are an integral part of these consolidated financial statements.

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Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended June 30, 2015 and 2014

			Attributable to equity holders of the Company
In Canadian Dollars	Note	Number of common shares	Share capital	Warrants	Contributed surplus	Share-based payment reserve	Accumulated Other Comprehensive Income	Deficit	Total equity
		#	$	$	$	$	$	$	$
Balance, July 1, 2014		35,303,913	207,374,493	5,176,397	14,768,221	2,866,292	24,028	(171,115,171)	59,094,260
Net loss for the year		-	-	-	-	-	-	(51,339,528)	(51,339,528)
Cumulative translation adjustment		-	-	-	-	-	(305,842)	-	(305,842)
Issued pursuant to public offering, net	10	3,538,461	26,069,390	-	-	-	-	-	26,069,390
Share options exercised, expired or cancelled	10	36,505	189,610	-	3,686	(81,524)	-	-	111,772
Share-based payment compensation expense	10	-	-	-	-	3,107,537	-	-	3,107,537
Balance, June 30, 2015		38,878,879	233,633,493	5,176,397	14,771,907	5,892,305	(281,814)	(222,454,699)	36,737,589

Balance, July 1, 2013		26,930,634	165,367,524	-	14,768,002	2,352,002	-	(149,332,916)	33,154,612
Net loss for the year		-	-	-	-	-	-	(21,782,255)	(21,782,255)
Cumulative translation adjustment		-	-	-	-	-	24,028	-	24,028
Issued pursuant to private placements, net	10	8,076,427	40,317,595	5,176,397	-	-	-	-	45,493,992
Share options exercised, expired or cancelled	10	296,852	1,689,374	-	219	(623,836)	-	-	1,065,757
Share-based payment compensation expense	10	-	-	-	-	1,138,126	-	-	1,138,126
Balance, June 30, 2014		35,303,913	207,374,493	5,176,397	14,768,221	2,866,292	24,028	(171,115,171)	59,094,260

The notes are an integral part of these consolidated financial statements.

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Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2015 and 2014

In Canadian Dollars	Note	2015	2014

Cash flows from (used in) operating activities
Net loss for the year		(51,339,528)	(21,782,255)
Adjustments for:
Change in fair value of contingent consideration payable		65,787	(2,911,218)
Settlement of a pre-existing relationship		-	3,096,186
Depreciation and amortization		652,253	946,897
Share-based payment compensation expense		3,107,537	1,138,126
Loss on disposal of property and equipment		76,865	7,970
Accrued interest		34,562	5,140
Unrealized foreign exchange gain		(1,774,842)	(491,535)
Change in working capital	16	1,373,886	5,257,439
Net cash used in operating activities		(47,803,480)	(14,733,250)

Cash flows from (used in) investing activities
Maturity of short term investments		3,025,000	5,018,000
Purchase of short term investments		-	(3,025,000)
Purchase of intangible assets		(624,500)	-
Purchase of property and equipment		(164,270)	(34,697)
Proceeds on disposal of property and equipment		-	9,000
Net cash provided by investing activities		2,236,230	1,967,303

Cash flows from financing activities
Net proceeds from issuance of common shares and warrants	10	26,069,390	45,493,992
Net proceeds from exercise of options		111,772	1,065,757
Net cash provided by financing activities		26,181,162	46,559,749

Foreign exchange gains on cash		2,684,842	350,265

Net increase (decrease) in cash		(16,701,246)	34,144,067
Cash, beginning of year		57,212,004	23,067,937
Cash at end of year		40,510,758	57,212,004

The notes are an integral part of these consolidated financial statements.

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Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

1.	GENERAL INFORMATION AND NATURE OF OPERATIONS

Transition Therapeutics Inc. and its subsidiaries (together the Company or Transition) was incorporated by Articles of Incorporation under the Business Corporations Act (Ontario) on July 6, 1998. The Company is a public company with common shares listed on both the NASDAQ and Toronto Stock Exchange and is incorporated and domiciled in Canada. The address of its registered office is 101 College Street, Suite 220, Toronto, Ontario, Canada.

The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of agitation and aggression in Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented.

2.1	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared using the historical cost convention except for the revaluation of contingent consideration payable to fair value.

The preparation of financial statements in conformity with IFRS requires use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The consolidated financial statements were approved for issuance by the Board of Directors on September 11, 2015.

2.2	Consolidation

These consolidated financial statements incorporate the assets and liabilities of Transition and its wholly owned subsidiaries: Transition Therapeutics Leaseholds Inc., Waratah Pharmaceuticals Inc., Transition Therapeutics (USA) Inc. and Transition Therapeutics Ireland Limited. Intercompany transactions, balances and unrealized gains/losses on transactions between group companies are eliminated.

Subsidiaries are all those entities over which the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and de-consolidated from the date that control ceases.

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Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of comprehensive income (loss).

2.3	Foreign currency translation

(i)	Functional and presentation currency

Items included in the consolidated financial statements of each entity of the Company are measured using the currency of the primary economic environment in which the entity operates (the functional currency). These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

The Company has determined that its foreign operations located in the United States and Ireland have a functional currency of U.S. dollars. Consequently, revenue and expenses of these foreign operations are recorded using the rate of exchange in effect at the dates of the transactions and the translation of assets and liabilities uses the rates of exchange in effect at the period-end date, with the resulting net unrealized gains and losses arising from the translation of these foreign operations included as part of the currency translation adjustment in other comprehensive income (loss).

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the rate of exchange in effect at the dates of the transactions. Foreign exchange gains and losses arising from translating monetary foreign currency balances are included in foreign exchange gain.

2.4	Property and equipment

Property and equipment is recorded at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a replaced asset is derecognized when it is replaced. Repairs and maintenance costs are charged to the consolidated statement of comprehensive income (loss) during the period in which they are incurred. Depreciation of property and equipment is calculated using either the straight-line or diminishing balance methods to allocate the cost of each item over its estimated useful life, as follows:

Asset class	Percentage	Method
Computer equipment	30% - 45%	Diminishing balance
Office equipment and furniture	20%	Diminishing balance
Laboratory equipment	20%	Diminishing balance
Leasehold improvements	Term of lease plus one renewal period	Straight-line

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

On disposal of items of property and equipment, the cost and related accumulated depreciation and impairments are removed from the consolidated balance sheet and the net amount, less any proceeds, is taken to the consolidated statement of comprehensive income (loss).

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Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

2.5	Intangible assets

Intangible assets consist of intellectual property in the form of technology, patents, licenses and compounds. Separately acquired intangible assets are recorded at historical cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. All intangible assets have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the intangible assets over their estimated useful lives of up to 20 years.

2.6	Impairment of non-financial assets

Property and equipment and intangible assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non-financial assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.7	Financial Instruments: Classification and Measurement

IFRS 9 was issued in November, 2009 and replaces parts of IAS 39 that relate to the classification and measurement of financial assets. IFRS 9 (2009) requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. The Company has adopted IFRS 9 from July 1, 2010 as well as the related consequential amendments to other IFRSs, because this new accounting policy provides reliable and more relevant information for users to assess the amounts, timing and uncertainty of future cash flows.

The Company has assessed the financial assets held by the Company at July 1, 2010, the date of initial application of IFRS 9. Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Financial assets measured at amortized cost

Cash and cash equivalents, short term investments and trade and other receivables meet the requirements of IFRS 9 (2009) and are measured at amortized cost as these assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and have fixed maturities that the Company intends to hold until maturity. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Financial liabilities measured at fair value

The Company’s contingent consideration payable is measured at fair value at each reporting period with changes in the fair value being recorded in the consolidated statement of comprehensive income (loss). The estimate of fair value is based on management’s best estimate of the timing and probability of having to make the contingent payments, discounted at the Company’s weighted average cost of capital.

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Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

Fair Value Hierarchy

The Company categorizes its financial assets and liabilities that are recognized at fair value in the consolidated financial statements into one of three different levels. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety.  These levels are:

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

2.8	Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that the loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the consolidated statement of comprehensive income (loss).

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment is recognized in the consolidated statement of comprehensive income (loss).

2.9	Investment tax credits

Investment tax credits (ITCs) are accounted for as government assistance and are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. Government assistance is accounted for using the cost reduction method, whereby they are netted against the related research and development expenses or capital expenditures to which they relate.

2.10	Other receivables

Trade and other receivables are amounts due for services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade and other receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

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Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

2.11	Cash

Cash includes cash on hand and deposits held with banks.

2.12	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of new shares, warrants or options are shown in equity as a deduction, net of income tax, from the proceeds received.

2.13	Trade and other payables

Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade and other payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

2.14	Current and deferred income tax

The income tax expense for the period comprises current and deferred tax. Income tax is recognized in the consolidated statement of comprehensive income (loss) except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects either accounting, taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that the assets can be recovered.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.15	Share-based payments

The Company has a stock option plan which is an equity settled, share-based payment compensation plan, under which the Company receives services from employees or consultants as consideration for equity instruments of the Company. The stock option plan is open to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company. The fair value of the employees or consultants services received in exchange for the grant of the options is recognized as an expense over the service period using the graded vesting method.

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Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

The fair value of stock options is estimated using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yield, expected share price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on conditions outside of the Company’s control. Changes in these assumptions could significantly impact share-based payment compensation.

The share-based payment reserve, included in equity, is reduced as the options are exercised or when the options expire unexercised. If the share options are exercised, cancelled or forfeited, the amount initially recorded for the options in share-based payment reserve is credited to common shares or contributed surplus, along with the proceeds received on the exercise. If the share options expire unexercised, the amount initially recorded for the options in the share based payment reserve is credited to contributed surplus.

2.16	Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of services in the ordinary course of the Company’s activities. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company’s activities as described below.

The Company generally enters into two types of revenue producing arrangements with pharmaceutical companies: licensing arrangements and collaboration / co-development arrangements (“collaborations”).

Licensing arrangements

Under a licensing arrangement the Company transfers the rights of a compound or series of compounds to a counterparty who directs the development, manufacture and commercialization of the product. The Company’s additional involvement is limited to involvement in a joint steering committee which the Company generally considers protective in nature. In return, the Company will generally receive an upfront fee, additional payments based on specifically defined developmental, regulatory, and commercial milestones, and a royalty based on a percentage of future sales of the product.

Revenue related to up-front payments received in licensing arrangements are deferred and amortized into income over the estimated term of the arrangement. Revenue from milestone payments are recognized when the milestones are achieved.

Collaboration arrangements

Under a collaboration arrangement the Company participates in the development by paying a fixed share of the development and commercialization costs in return for a fixed percentage of the product’s future profits. For contributing rights to the intellectual property the co-collaborator will pay the Company an upfront fee and additional payments based on specifically defined developmental and regulatory milestones. Collaboration agreements generally require the Company to participate in joint steering committees and to participate actively in the research and development of the product.

The Company accounts for collaboration arrangements using the percentage of completion model. Under this method, revenue is recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. In the event that there are significant uncertainties with respect to the outcome of the contract, the Company uses a zero profit model whereby revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable. Losses on these contracts are recorded in the period in which management has determined that a loss is expected.

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Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

The Company uses an input based measure, primarily direct costs or other appropriate inputs, to determine the percent complete because the Company believes that the inputs are representative of the value being conveyed through the research and development activities. The Company believes that using direct costs as the unit of measure of percentage complete also most closely reflects the level of effort related to the Company's performance under the arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which the counterparty to the arrangement receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities, allocated payroll related costs for representatives participating on the joint steering committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs that are of a general and administrative nature.

Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue.

The Company is required to assess the profitability of the overall arrangement on a periodic basis throughout the life of the arrangement when events or circumstances indicate a potential change in facts. Such assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include the consideration of factors such as the progress and timing of clinical trials, competition in the market, the development progress of other potential competitive therapies, drug related serious adverse events and other safety issues in the clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates. When the periodic assessment or other events or circumstances indicate a loss will result from performance under the arrangement, the entire amount of the loss is charged to the statement of comprehensive consolidated income (loss) in the period in which the determination is made.

2.17	Research and development

Research and development expenses include salaries, share-based payments, clinical trial costs, manufacturing and research inventory. Research and development expenditure is charged to the consolidated statement of comprehensive income (loss) in the period in which it is incurred. Development expenditure is capitalized when the criteria for recognizing an asset are met.

Research inventories

Inventories consist of materials that are used in future studies and clinical trials, and are measured at the lower of cost and net realizable value. Net realizable value is measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. The amount of the write-down of inventories is included in research and development expense in the period the loss occurs, which is currently at the time the inventory is acquired since the Company does not intend to sell the material used in studies and clinical trials.

2.18	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are expensed on a straight-line basis over the term of the lease.

2.19	IFRS issued but not yet adopted

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with some informative, relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory for all IFRS reporters and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. Currently IFRS 15 must be applied in an entity’s first annual IFRS financial statements for periods beginning on or after January 1, 2017, however the IASB has proposed to defer the date of adoption to periods beginning on or after January 1, 2018, with early adoption permitted. Management is evaluating the standard and has not yet determined the impact on its consolidated financial statements.

16

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management’s most subjective estimates and judgments, often requiring the need to make estimates about the effects of matters are inherently uncertain and may change in subsequent periods.

a)	Estimates

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life of up to 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. See note 6 for additional information on charges in useful life and impairment testing. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized.

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005. The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products including regulatory approval and achievement of revenue targets. An increase of 10% applied to the probability assumptions, with all other variables held constant, will increase the contingent consideration payable by $1,428,951. Conversely a decrease of 10% applied to the probability assumptions, with all other variables held constant, would reduce the contingent consideration payable by $1,858,858;

(b)	The probability adjusted cash flows are discounted at a rate of 20% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $1,080,299. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $1,538,400.

Management revisited the assumptions used in the valuation of the contingent consideration payable and accordingly, the Company has recognized a change in fair value of contingent consideration payable of $65,787 during the fiscal year ended June 30, 2015.

17

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

Share Based Payments and Warrants

When the Company issues stock options and warrants, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model. The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted. Assumptions used to estimate the fair value of stock options granted and warrants issued are disclosed in notes 11 and 10, respectively.

Settlement of a Pre-Existing Relationship

The Company has determined that the transactions entered into with Perrigo Company plc on February 28, 2014 resulted in the re-acquisition of the rights for the development and commercialization of ELND005 previously licensed to Elan Pharmaceuticals plc (“Elan”) which in accordance with IFRS must be accounted for as a settlement of a pre-existing relationship (the collaboration agreement between Waratah and Elan).  Accordingly, the company has expensed $3,096,186 during the year ended June 30, 2014 as the cost related to the settlement of the pre-existing relationship.

4.	FINANCIAL RISK MANAGEMENT

4.1	Categories of financial assets and liabilities

All financial instruments are measured at amortized cost except for the contingent consideration payable which is at fair value. The following table outlines the Company’s financial instruments, their classification, carrying value and fair value.

Financial Instruments as at June 30, 2015	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	40,510,758	40,510,758
Other receivables	Loans and receivables	265,189	265,189
Accounts payable and accrued liabilities	Other liabilities	8,549,895	8,549,895
Contingent consideration payable	Fair value through profit and loss	4,361,601	4,361,601

Financial Instruments as at June 30, 2014	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	57,212,004	57,212,004
Short term investments	Loans and receivables	3,059,562	3,059,562
Other receivables	Loans and receivables	220,574	220,574
Accounts payable and accrued liabilities	Other liabilities	5,963,258	5,963,258
Contingent consideration payable	Fair value through profit and loss	3,838,286	3,838,286

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Fair value of short term investments is determined based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were sold on that day. The fair value of the contingent consideration payable is determined using a valuation model as discussed in note 3.

18

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

4.2	Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company’s finance function which identifies, evaluates and where appropriate, mitigates financial risks.

(a)	Market risk

(i)	Foreign exchange risk

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies, mainly the US dollar. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company’s planned US dollar expenses.

Financial instruments in foreign currencies at June 30, 2015 and 2014 are approximately:

	2015	2014
	US$	US$
Cash	30,544,014	48,722,203
Trade and other payables	(102,464)	(711,490)
	30,441,550	48,010,713

Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. At June 30, 2015, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, comprehensive income for the year ended June 30, 2015 would have increased by approximately $1,551,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, comprehensive income for the year ended June 30, 2015 would have decreased by approximately $1,551,000.

(ii)	Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s short term investments are at a fixed rate of interest and accordingly are not exposed to changes in market interest rates, however, their fair value can vary with the change in market interest rates. The Company’s cash is exposed to changes in market interest rates. An increase (decrease) in the market interest rate of 1% would decrease (increase) net loss by $435,632 and ($196,035) respectively.

Although the Company monitors market interest rates, the Company’s investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Interest income from cash, cash equivalents and short term investments was $196,104 for the year ended June 30, 2015 (2014 - $219,273).

(b)	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company’s exposure to credit risk at the period end is the carrying value of its cash and short term investments. The Company manages credit risk by maintaining bank accounts with financial institutions of high creditworthiness. Short term investments consist of bankers’ acceptances and other debentures maturing in less than 12 months and ratings of R-1 or higher.

19

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.

The Company’s investment policies are designed to maintain safety of principal and provide sufficient readily available cash in order to meet liquidity requirements. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. All cash and short term investments have maturities less than one year.

At June 30, 2015 the Company’s financial liabilities which include trade and other payables are current and are expected to be repaid within 1 to 3 months of the period end date.

The contingent consideration payable is expected to be paid as follows:

Fiscal year ending June 30, 2016	$2,847,759
Fiscal year ending June 30, 2021	$3,797,096
Fiscal year ending June 30, 2022	$16,761,664
Fiscal year ending June 30, 2023	$18,735,000
Fiscal year ending June 30, 2024	$18,735,000

4.3	Capital risk management

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive arrangements such as interest income and collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, warrants, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the year ended June 30, 2015 from the year ended June 30, 2014.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

20

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

5.	SHORT TERM INVESTMENTS

At June 30, 2014, short term investments consisted of two medium term note debentures totaling $3,059,562 with ratings of R1 or higher that matured on October 25, 2014 and November 28, 2014. There were no gains or losses realized on the disposal of the short term investments during the years ended June 30, 2015 and 2014 as all the financial assets were held to their redemption date. The maximum exposure to credit risk at the reporting date is the carrying amount of cash and short term investments.

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

	Technology acquired (ELND005)	Lilly Licenses acquired (TT401/402)	Lilly SARM License acquired (TT701) (note 9a)	Total
	$	$	$	$

As at July 1, 2014
Cost	20,547,993	1,055,900	-	21,603,893
Accumulated amortization	(13,367,489)	(229,223)	-	(13,596,712)
Net book value	7,180,504	826,677	-	8,007,181

As at June 30, 2015
Cost	20,547,993	1,055,900	624,500	22,228,393
Accumulated amortization	(13,919,829)	(282,019)	(4,162)	(14,206,010)
Net book value June 30, 2015	6,628,164	773,881	620,338	8,022,383

Year ended June 30, 2015
Opening net book value	7,180,504	826,677	-	8,007,181
Acquisition of intangible assets	-	-	624,500	624,500
Amortization charge	(552,340)	(52,796)	(4,162)	(609,298)
Net book value June 30, 2015	6,628,164	773,881	620,338	8,022,383

	Technology acquired (ELND005)	Lilly Licenses acquired (TT401/402)	Total
	$	$	$

As at July 1, 2013
Cost	20,547,993	1,055,900	21,603,893
Accumulated amortization	(12,488,792)	(176,427)	(12,665,219)
Net book value	8,059,201	879,473	8,938,674

As at June 30, 2014
Cost	20,547,993	1,055,900	21,603,893
Accumulated amortization	(13,367,489)	(229,223)	(13,596,712)
Net book value June 30, 2014	7,180,504	826,677	8,007,181

Year ended June 30, 2014
Opening net book value	8,059,201	879,473	8,938,674
Amortization charge	(878,697)	(52,796)	(931,493)
Net book value June 30, 2014	7,180,504	826,677	8,007,181

21

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

As ELND005 did not meet its primary efficacy endpoint in the Phase 2/3 clinical study in agitation and aggression in Alzheimer’s disease, management performed an impairment test and noted there is no impairment of the ELND005 asset as at June 30, 2015. The Company is performing a thorough review of the data from the completed study in agitation and aggression. An external clinical advisory board is working with the Company to evaluate the data and consider potential future clinical development paths for ELND005.

In light of the series of agreements the Company entered into with Perrigo Company plc in fiscal 2014 relating to the ELND005 technology, management reviewed the estimate of the remaining useful life of the ELND005 technology and extended the remaining useful life to 12 years. Accordingly, the change in estimate resulted in a decrease in amortization expense of $108,774 being recognized during the year ended June 30, 2014.

The amortization of all intangible assets relates to the research and development efforts of the Company and has therefore been included in the “research and development” line in the consolidated statement of comprehensive loss.

7.	TRADE AND OTHER PAYABLES

Trade and other payables consist of the following:

	June 30, 2015	June 30, 2014
	$	$
Accounts payable	2,594	1,591,128
Accrued expenses:
Clinical trials and manufacturing	7,769,521	3,320,992
Salaries and benefits	398,017	224,879
Professional fees and services	235,477	628,827
Other	144,286	197,432
	8,547,301	4,372,130
	8,549,895	5,963,258

8.	CONTINGENT CONSIDERATION PAYABLE

(a)	Under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of the ELND005 product. On February 28, 2014, the Company became responsible for the development of ELND005 and accordingly has re-evaluated the development program timelines and adjusted the estimate relating to the timing of the milestone payments. Accordingly, the Company has recognized a liability as at June 30, 2015 of $1,429,884 (June 30, 2014 - $1,030,775) which represents the fair value of the contingent consideration payable to the former shareholders of ENI.

(b)	Under the terms of the ELND005 milestone and royalty agreement, the Company is committed to pay Perrigo contingent approval and commercialization milestones potentially totaling US$40 million and a royalty of up to 6.5% on net sales of the ELND005 product. Accordingly, the Company has recognized a liability as at June 30, 2015 of $2,931,717 (June 30, 2014 - $2,807,511) which represents the fair value of the contingent consideration payable to Perrigo.

22

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

	Payable to ENI	Payable to Perrigo	Total
Contingent Consideration Payable	$	$	$
Balance at July 1, 2013	3,756,331	-	3,756,331
Settlement of pre-existing relationship (note 3)	-	3,096,186	3,096,186
Change in contingent consideration payable	(2,725,556)	(185,662)	(2,911,218)
Foreign exchange	-	(103,013)	(103,013)
Balance at June 30, 2014	1,030,775	2,807,511	3,838,286
Change in contingent consideration payable	399,109	(333,322)	65,787
Foreign exchange	-	457,528	457,528
Balance at June 30, 2015	1,429,884	2,931,717	4,361,601

Significant assumptions and the sensitivity of changes to these assumptions are discussed in Note 3.

9.	LICENSING AND COLLABORATION AGREEMENTS WITH ELI LILLY AND COMPANY

(a)	On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and retained the option to reacquire the rights to the compounds at a later date. The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

In June 2013, Lilly exercised their option and assumed all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a milestone payment of $7,118,300 (US$7 million) which has been recognized as revenue during the year ended June 30, 2013. Lilly has assumed all costs and will perform all future development and commercialization activities of TT401. In fiscal 2015, Transition has paid US$14 million ($15,491,600) to Lilly in three separate installments during the Phase 2 clinical study. In return, Transition is eligible to receive up to approximately US$240 million in additional milestone payments and will also be eligible to receive a double-digit royalty on sales of TT401 products and a low single digit royalty on related compounds. The Company has no further funding obligations under the Agreement.

(b)	On May 6, 2015, the Company, through its wholly owned subsidiary TTIL, exclusively licensed worldwide rights to a novel small molecule drug candidate, TT701 from Lilly. Under the terms of the agreement, TTIL has acquired the rights to develop and commercialize TT701. Transition will pay Lilly upfront consideration of up to US$1 million. As of June 30, 2015, Transition has paid Lilly $624,500 (US$500,000) of the upfront consideration and this payment has been capitalized as a license acquired from Lilly and will be amortized over the estimated remaining life of 12.5 years. The remaining upfront payment of US$500,000 is due upon first patient enrollment in a clinical trial and is expected to be paid in fiscal 2016 once the milestone is achieved.

23

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

10.	SHARE CAPITAL

[a]	Authorized

At June 30, 2015, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

[b]	Common shares issued and outstanding during the period

On February 18, 2015, the Company announced the closing of its underwritten public offering of an aggregate of 3,538,461 common shares at a price to the public of US$6.50 per share, including 461,538 common shares issued upon the exercise of the underwriters’ over-allotment option, raising gross proceeds of $28,561,400 (US$23.0 million). The Company incurred total share issuance costs of $2,492,010, resulting in net cash proceeds of $26,069,390.

On June 23, 2014, the Company announced the closing of its private placement financing issuing 3,195,487 units of the Company to existing shareholders, board members and management at a price of US$5.32 per unit, raising gross proceeds of $18,319,000 (US$17.0 million). Each unit consists of one common share and 0.61 Common Share purchase warrant with a purchase price of US$7.10 per whole warrant. The Company incurred total share issuance costs of $106,000, resulting in net cash proceeds of approximately $18,213,000.

On February 28, 2014, the Company issued 2,255,640 common shares to a subsidiary of Perrigo for gross proceeds of $16,422,000 (US$15.0 million). The Company incurred total share issuance costs of $59,000, resulting in net cash proceeds of approximately $16,363,000.

On August 15, 2013, the Company announced the closing of its private placement financing issuing 2,625,300 units of the Company to existing shareholders, board members and management at a price of US$4.19 per unit, raising gross proceeds of $11,439,000 (US$11.0 million). Each unit consists of (i) one common share, (ii) 0.325 Common Share purchase warrant with a purchase price of US$4.60 per whole warrant and (iii) 0.4 Common Share purchase warrant with a purchase price of US$6.50 per whole warrant. The Company incurred total share issuance costs of $521,000, resulting in net cash proceeds of approximately $10,918,000.

At June 30, 2015, there were 38,878,879 common shares issued and outstanding [June 30, 2014 – 35,303,913].

Warrants

Details of whole warrants outstanding at June 30, 2015 are as follows:

		Fair Value at Date of Issuance	Expiry Date
Warrants	#	$
US$4.60 Warrants issued at August 15, 2013	853,223	1,108,107	August 15, 2015
US$6.50 Warrants issued August 15, 2013	1,050,118	917,732	August 15, 2015
US$7.10 Warrants issued June 23, 2014	1,949,250	3,150,558	June 23, 2016
Warrants outstanding June 30, 2015 and 2014	3,852,591	5,176,397

The outstanding warrants at June 30, 2015 have a total fair value at date of issuance of $5,176,397 which was calculated using the Black-Scholes pricing model with the following assumptions:

24

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

Warrants Issued:	August 15, 2013	June 23, 2014

Risk free interest rate	1.18%	1.03%
Expected dividend yield	0%	0%
Stock price volatility	0.6348	0.6694
Expected life of warrants	2.0 years	2.0 years

Subsequent to year end, the warrants issued on August 15, 2013 expired unexercised and accordingly, the carrying value of the expired warrants of $2,025,839 will be reclassified to contributed surplus during the three month period ending September 30, 2015.

If and when all of the remaining warrants are exercised, the Company may realize up to an additional US$13.8 million in proceeds.

[c]	Stock Options

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2014	2,305,589	2,866,292	3.91
Stock options issued [i]	518,500	-	8.80
Stock options exercised [ii]	(36,505)	(77,838)	3.07
Stock options expired [iii]	(832)	(3,686)	6.00
Stock options forfeited or cancelled [iv]	(30,988)	-	5.75
Stock based compensation expense	-	3,107,537	-
Stock options outstanding, June 30, 2015	2,755,764	5,892,305	4.82

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2013	1,872,000	2,352,002	2.97
Stock options issued [i]	742,000	-	6.12
Stock options exercised [ii]	(296,852)	(623,617)	3.59
Stock options forfeited or cancelled [iv]	(11,559)	(219)	2.82
Stock based compensation expense	-	1,138,126	-
Stock options outstanding, June 30, 2014	2,305,589	2,866,292	3.91

[i]	The fair value of the stock options issued during the year ended June 30, 2015 was $3,211,700 [2014 - $3,346,000].

[ii]	During the year ended June 30, 2015, 36,505 stock options were exercised. These stock options had a fair value of $77,838 at the grant date and resulted in cash proceeds to the Company of $111,772.

During the year ended June 30, 2014, 296,852 stock options were exercised. These stock options had a fair value of $623,617 at the grant date and resulted in cash proceeds to the Company of $1,065,757.

[iii]	During the year ended June 30, 2015, 832 stock options expired unexercised. These stock options had a fair value of $3,686 which was reclassified to contributed surplus. No stock options expired unexercised during the year ended June 30, 2014.

25

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

[iv]	During the year ended June 30, 2015, 30,988 stock options were forfeited or cancelled. These options had a fair value of $131,363 and were unvested at the date of forfeit.

In the year ended June 30, 2014, 11,559 stock options were forfeited or cancelled, of which 83 were fully vested. The vested options had a fair value of $219 which has been reclassified to contributed surplus.

[v]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at June 30, 2015 are $13,274,428 [June 30, 2014 - $9,005,578].

11.	STOCK-BASED COMPENSATION PLANS

The Company’s stock option plan is designed to attract and retain key individuals and recognize individual and overall corporate performance. In terms of performance, the Company’s policy is to establish annual goals with respect to business strategy and the individual’s area of direct responsibility. The Company grants options to its employees at the time when they join the organization and then subsequent grants are issued at the discretion of the Board of Directors. Grants issued are based on the level of the position that the employee is hired for and their overall experience and subsequent grants are based on the level of position, the Company’s performance, and the employee’s performance. Stock option grants are approved by the Board of Directors. The Board of Directors considers the amount and the terms of outstanding options when determining whether and how many new option grants will be made.

Options granted to employees generally vest monthly or annually over a 3 to 4 year period. The exercise price of the options is equal to the greater of (1) the closing price the day prior to the grant; (2) the weighted average trading price for five trading days prior to grant; and (3) the price determined by the Board of Directors at the time of the grant. All grants expire 10 years after the grant date or generally terminate 3 to 6 months after the employee leaves the Company depending on the circumstances of their departure.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. The expected volatilities have been computed based on trailing 8 year historical share price trading data of week ending closing prices. The risk-free rate is based on the 8 year Government of Canada marketable bond rates in effect at the time of the grants. The expected life of the option is estimated to be 8 years based on historical option exercising patterns.

All stock options granted under the Plan must be exercised within a maximum period of ten years following the grant date thereof (5 years for options granted prior to December 7, 2010). Options expiring during a blackout period are extended until 10 trading days after the blackout period is lifted. The maximum number of common shares that may be issued pursuant to stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares.

As at June 30, 2015, there are 1,132,124 options available for issuance under the Plan. The maximum number of common shares that may be issued to any individual pursuant to stock options granted under the Plan will not exceed 5% of the outstanding common shares and the total number of common shares that may be issued to consultants pursuant to stock options granted under the Plan will not exceed 2% of the issued and outstanding common shares in any twelve month period. The vesting period is determined at the time of each option grant but must not exceed five years.

26

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

A summary of options outstanding as at June 30, 2015 under the plans are presented below:

Outstanding				Exercisable
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
2.09-3.00	702,601	6.85	2.18	702,601	6.85	2.18
3.22-3.66	824,663	5.47	3.44	739,951	5.18	3.41
6.00-7.70	755,000	8.98	6.21	269,322	8.99	6.27
8.73-10.19	473,500	9.79	8.93	34,069	9.76	8.73
	2,755,764			1,745,943

A summary of options outstanding as at June 30, 2014 under the plans are presented below:

Outstanding				Exercisable
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
2.09-2.10	658,174	7.93	2.10	455,544	7.94	2.10
3.00-3.22	403,187	6.92	3.19	315,610	6.93	3.18
3.42-3.66	502,228	6.08	3.58	299,524	4.11	3.54
6.00-7.67	742,000	9.96	6.12	-	-	-
	2,305,589			1,070,678

For the year ended June 30, 2015, total stock based compensation expense was $3,107,537 [2014 - $1,138,126], split between general and administrative expense of $1,329,909 [2014 - $636,531] and research and development of $1,777,628 [2014 - $501,595].

The fair value of options granted during fiscal 2015 is $3,211,700 [2014 - $3,346,000]. The fair value of the options at the date of grant for the year ended June 30, 2015 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life of 8 years [2014 - 8 years], volatility between 0.7324 and 0.7673 [2014 – between 0.7679 and 0.7691], risk free interest rate between 0.95 and 1.75% [2014 –1.79%] and a dividend yield of 0% [2013 - 0%].

The weighted average grant date fair value of options granted during the year ended June 30, 2015 was $6.19 [2014 - $4.51].

As at June 30, 2015 and 2014, total compensation cost related to non-vested awards not yet recognized is $2,354,038 and $3,282,863, respectively. The weighted average period over which it is expected to be recognized is 27 and 32 months respectively.

For fiscal 2015, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $4.82 and 7.53 years [2014 - $3.91 and 8.01 years]. The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $3.46 and 6.53 years [2014 - $2.82 and 6.57 years].

27

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

The intrinsic value of options exercised during fiscal 2015 is $328,169 [2014 - $506,341] and the intrinsic value of options granted for fiscal 2015 and 2014 is nil.

12.	INCOME TAXES

[a]	As at June 30, 2015, the Company has total non-capital losses of approximately $78,156,000 [2014- $64,969,000] available for carry forward to reduce future taxable income in Canada, the United States of America and Ireland. The non-capital losses will begin to expire as follows:

$
2026	1,168,000
2027	5,239,000
2028	4,470,000
2029	5,481,000
2030	7,006,000
2031	5,677,000
2032	6,565,000
2033	925,000
2034	6,722,000
2035	34,903,000
78,156,000

As at June 30, 2015, the Company also has approximately $41,445,000 [2014 - $40,243,000] in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years’ taxable income. During fiscal 2015 the Company recorded nil [2014 - $193,000] refundable provincial ITCs which was recorded as a reduction to research and development, net. The Company has approximately $9,035,000 [2014 - $9,044,000] in federal ITCs and $865,000 [2014 - $700,000] of non-refundable Ontario Research Development Tax Credits that can be carried forward for up to twenty years and used to reduce the Company’s taxes payable.

[b] Significant components of the Company’s unrecognized deferred tax assets and deferred tax liabilities are as follows:

	2015 $	2014 $
Deferred tax assets not recognized
Capital and intangible assets	7,054,767	2,098,064
Non-capital loss carryforwards	15,192,929	16,470,897
Canadian scientific research and experimental development expenditures	10,982,806	10,664,292
Investment tax credits	7,601,282	7,321,900
Contingent consideration payable	745,384	624,094
Financing and share issuance costs	652,472	175,602
Loss on disposal of SCT shares	33,681	33,681
Total deferred tax assets not recognized	42,263,321	37,388,530

Deferred tax assets and liabilities
Intangible assets	—	(284,718)
Leasehold inducement	—	(3,028)
Non-capital loss carryforwards	—	287,746
Net deferred tax liability	—	—

28

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

[c]	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

	2015	2014
	$	$
Tax recovery at combined federal and provincial rates of 26.5% (2014 – 26.5%)	(13,604,975)	(5,772,298)
Non-deductible permanent differences:
Stock-based compensation	823,498	301,603
Other permanent and non-deductible items	28,969	6,831
Difference in foreign tax rates	4,873,673	889,481
Deferred tax assets (recognized) not recognized for accounting	7,878,835	4,574,383
	-	-

13.	EXPENSES BY NATURE

	2015	2014
	$	$
Research and development
Clinical trials and manufacturing	41,810,031	13,327,761
Salaries and benefits	4,202,745	2,432,519
Stock compensation expense	1,777,628	501,595
Amortization	617,167	937,441
Facility lease costs and utilities	290,440	196,307
Insurance	176,800	85,825
General laboratory supplies and materials	334,892	132,493
Ontario investment tax credits	-	(246,556)
	49,209,703	17,367,385
Selling, general and administrative expenses
Salaries and benefits	2,039,328	1,601,891
Stock compensation expense	1,329,909	636,531
Professional fees and services	775,597	987,997
Insurance	261,173	223,943
Facility lease costs and utilities	156,852	151,192
Business development, corporate communication and investor relations	505,297	798,954
Regulatory and stock transfer fees	137,412	138,975
Office and related expenses	274,495	177,635
Amortization	34,209	9,456
	5,514,272	4,726,574

14.	EARNINGS (LOSS) PER SHARE

Basic and diluted loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year. Outstanding options to purchase common shares of 2,755,764 [June 30, 2014 – 2,305,589] and the warrants to purchase 1,903,341 common shares [June 30, 2014 – 853,223] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive due to the losses incurred in the period.

29

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

For the year ended June 30, 2015 and 2014, 79,908 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

	2015	2014
Loss attributable to equity holders of the Company	(51,339,528)	(21,782,255)

Weighted average number of common shares outstanding	36,523,897	30,094,825

15. CONTINGENCIES AND COMMITMENTS

[a]	As at June 30, 2015, the Company is committed to aggregate expenditures of nil [2014 -$14,976,412] under its collaboration agreements. In addition, at June 30, 2015, the Company is committed to aggregate expenditures of approximately $3,541,000 [2014 - $13,613,000] for clinical and toxicity studies to be completed during fiscal 2016, approximately $215,000 [2014 - $128,049] for manufacturing agreements and approximately $327,000 for consulting and other agreements [2013 – $482,000].

[b]	The Company leases premises under an operating lease which originally expired on June 30, 2011 but has been extended to 2020. The Company also sub-leases premises under an operating lease which expires on December 31, 2015. In addition, the Company leases photocopiers under operating leases that expire on various dates to August 2018. Future minimum annual lease payments under these operating leases, in aggregate and over the next five years are as follows:

$

2016	238,179
2017	173,651
2018	169,514
2019	154,293
2020	153,160
888,797

During the year, the rental expense for the various premises under operating leases was $273,071 [2014 - $187,762].

[c]	The Company’s technology related commitments are as follows:

[i] ELND005 Technology License:

The Company has a worldwide exclusive license to intellectual property relating to ELND005 with the inventor, an Alzheimer’s disease researcher at the University of Toronto. Under the agreement, the inventor may receive milestone payments of up to $150,000. For therapeutic products, a royalty of 2.5% will be due on the first $100,000,000 of revenues received by the Company and 1.5% of revenues thereafter. For diagnostic products, a royalty of 10% will be due on the first $100,000,000 of revenues received by the Company and 7% of revenues thereafter. Also, the inventor may receive up to $25,000 for additional patent applications under this license. The agreement remains in force until the expiration of the last to expire patent.

In addition, under the terms of the ENI acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of ELND005 product (see note 8a).

30

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

In light of the series of transactions entered into on February 28, 2014, the Company is also committed to pay Perrigo Company plc up to US$40,000,000 in approval and commercial milestone payments and 6.5% royalties on net sales of ELND005 products and sublicense fees received (see note 8b).

[ii] TT701 Selective Androgen Receptor Molecule (“SARM”)

On May 6, 2015, the Company exclusively licensed worldwide rights to a novel small molecule drug candidate TT701 from Lilly. TT701 is a selective androgen receptor modulator that has been shown in a Phase 2 study to significantly increase lean body mass and a measurement of muscle strength in male subjects. Under the terms of the agreement, TTIL has acquired rights to develop and commercialize TT701. Lilly will receive contingent upfront consideration of up to US$1 million of which US$500,000 ($624,500) has been paid as at June 30, 2015. In addition, Lilly is eligible to receive up to US$100 million in commercial milestones and a mid-single digit royalty on sales of TT701 products should such products be successfully commercialized.

16.	CHANGE IN WORKING CAPITAL

The change in working capital consists of the following:

	2015	2014
	$	$
Trade and other receivables	(44,675)	(186,493)
Income tax and investment tax credits receivable	(187,275)	(31,741)
Prepaid expenses and deposits	(222,487)	322,508
Trade and other payables	1,828,323	5,153,165
	1,373,886	5,257,439

17.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes the Company’s directors, and members of the senior management team. The compensation paid or payable to key management for employee services is shown below:

	2015	2014
	$	$
Salaries and other short-term employee benefits	2,525,182	1,849,886
Stock-compensation expenses	1,856,849	964,237
	4,382,031	2,814,123

During fiscal 2015, the Company paid legal fees to a law firm where the Company’s Secretary is a partner and to a corporation controlled by the Company’s Secretary. Total fees and disbursements charged to the Company by these companies was $45,346 [2014 – $49,000] and are included in general and administrative expenses. The balance owing at June 30, 2015 and 2014 is nil.

Members of the Company’s Board of Directors, management and employees participated in both the August, 2013 and June, 2014 private placements (see note 10).

These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

31

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

18.	GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

19.	SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents.

32